TRANSGLOBE ENERGY CORPORATION TO HOLD CONFERENCE CALL AND
WEB CAST ON 2007 YEAR-END AND 4TH QUARTER RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, Monday, March 3, 2008 - TransGlobe Energy Corporation (“TransGlobe”) will announce its 2007 year-end and fourth quarter financial and operating results on Monday, March 10, 2008. A conference call and web cast to discuss the results will be held the same day:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)

Dial-in:	416-641-6134 or toll free at 1-866-226-1798

Webcast:	http://events.onlinebroadcasting.com/transglobe/031008/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5800 or toll free at 1-800-408-3053. The pass code is 3252590#.The replay will expire at midnight (Eastern) on March 10, 2008. After March 10, 2008 a copy of the call can be accessed through a link on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt, the Republic of Yemen and in Alberta, Canada. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade as on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com